Filed by Rayonier Inc. and Rayonier Operating Company LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pope Resources, a Delaware limited partnership

Commission File No.: 1-6780

Date: 1/15/2020

On January 15, 2020, Rayonier Inc. (“Rayonier”) hosted a conference call to provide supplemental information regarding Rayonier’s pending acquisition of Pope Resources, a Delaware limited partnership (“Pope”) pursuant to the previously disclosed definitive merger agreement.

THOMSON REUTERS

EDITED TRANSCRIPT

Pope Resources, A Delaware Limited Partnership, Rayonier Inc. - M&A Call

EVENT DATE/TIME: JANUARY 15, 2020 / 1:30PM GMT

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JANUARY 15, 2020 / 1:30PM GMT, Pope Resources, A Delaware Limited Partnership, Rayonier Inc. - M&A Call

CORPORATE PARTICIPANTS

David L. Nunes Rayonier Inc. - President, CEO & Director

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

CONFERENCE CALL PARTICIPANTS

Anthony James Pettinari Citigroup Inc, Research Division - VP and Paper, Packaging & Forest Products Analyst

Collin Philip Mings Raymond James & Associates, Inc., Research Division - Analyst

John Plimpton Babcock BofA Merrill Lynch, Research Division - Associate

Ketan Mamtora BMO Capital Markets Equity Research - Analyst

Mark Adam Weintraub Seaport Global Securities LLC, Research Division - MD & Senior Research Analyst

Salvator Tiano Vertical Research Partners, LLC - VP

Steven Pierre Chercover D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

PRESENTATION

Operator

Welcome and thank you for joining Rayonier investor call. (Operator Instructions) Today’s conference is being recorded. If you have any objections, you may disconnect at this time.

Now I will turn the meeting over to Mr. Mark McHugh, Senior Vice President and CFO. Sir, you may begin.

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Thank you and good morning. This morning, Rayonier and Pope Resources issued a joint press release announcing that we have entered into a definitive merger agreement under which Rayonier will acquire all the outstanding units of Pope Resources for consideration consisting of equity and cash. Joining me this morning to discuss this announcement is Dave Nunes, President and CEO of Rayonier.

Presentation materials associated with this call were released this morning and are available on our website at rayonier.com. I’d like to remind you that in this presentation, we will include forward-looking statements made pursuant to the safe harbor provisions of federal securities laws. Our press release and Form 10-K filed with the SEC list some of the factors that may cause actual results to differ materially from the forward-looking statements we may make. They’re also referenced on pages 1 and 2 of the presentation materials.

Throughout this presentation, we will also discuss non-GAAP financial measures, which are defined and reconciled to the nearest GAAP measure, where possible, in the presentation appendix. With that, I’ll turn it over to Dave discuss the Pope Resources transaction. Dave?

David L. Nunes Rayonier Inc. - President, CEO & Director

Thank you, Mark, and thanks all for joining the call on relatively short notice. We’re excited to announce Rayonier’s acquisition of Pope Resources. And based on my knowledge of Pope Resources where I spent 17 years, the final 12 of which serving as the CEO, I believe this is a great fit for both companies.

Our cultures are very compatible, and knowing many of the people from both organizations, I believe that there are areas of expertise within each company where we can learn from each other and make the union of our 2 companies greater than the sum of the parts. For all these reasons, I think Rayonier is the logical acquirer of Pope Resources in that we will enjoy a relatively lower execution risk in integrating our 2 companies.

As we lay out this presentation, this transaction is in keeping with our capital allocation focus on adding high-quality timberlands in strong markets. These high-quality assets and high-quality people operating them will help provide significantly more optionality and improved diversification for our Northwest portfolio.

So with that, let’s jump in to Slide 2, where we talk a little bit about some of the strategic benefits and financial benefits associated with this transaction. And I’ll touch on these at a fairly high level so we have time for questions.

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JANUARY 15, 2020 / 1:30PM GMT, Pope Resources, A Delaware Limited Partnership, Rayonier Inc. - M&A Call

But first and foremost, I think this really significantly improves the quality of Rayonier’s Pacific Northwest portfolio. With 83% of Douglas fir in the merchantable timber inventory, it brings Rayonier’s overall merchantable inventory from 60% to 68%. It also — when — with complementary age-class fit, this helps to increase our sustainable yield by 57 million board feet or 32%. And it increases our proportion of ground-based logging, which has significantly lower operating costs. And lastly, it improves our geographic and log market diversity.

In addition, we add 17,000 acres of look-through acres through Pope’s third-party private equity fund business, and then we also have the opportunity to leverage our regional expertise in several cultural practices, log marketing and logistics. And then finally, on the Real Estate side, this enhances the pipeline of value-added HBU and real estate development opportunities. So we see this as very complementary to our existing business.

There are numerous strong financial attributes associated with this transaction. It improves our Pacific Northwest cash flow per acre due to strong markets, favorable species mix and lower operating costs. It’s expected to be accretive to CAD per share in the first full year. Our 5-year average financial impacts are adjusted EBITDA, we expect to be at $38 million and CAD at $25 million.

We’re also very excited to be deploying the UPREIT structure, which offers tax deferral option for Pope unitholders wishing to stay invested in the asset. And lastly, this structure, by limiting the cash consideration, helps us to maintain optionality in terms of our capital structure going forward.

Turning to Slide 3, a look at the summary of the transaction and key terms. With respect to the structure, the UPREIT will allow — as I just mentioned, allow Pope Resources unitholders to elect OP units to defer capital gains. The way the consideration is structured is unitholders will have the option of selecting either cash, Rayonier shares or operating units in Rayonier Operating Partnership, and this will be subject to a 70-30 mix of equity and cash. In addition, the general partner entities will be acquired for $10 million in cash.

The implied valuation of this transaction for the limited partner equity is $554 million, which comes in at just under $127 per unit. The total partnership equity, including the GP consideration, is at $564 million. And the total enterprise value, when you factor in the net debt of $91.5 million, of $656 million. This does require a Pope unitholder vote to approve the transaction with a majority of the outstanding units. And there are other customary closing conditions, including Hart-Scott-Rodino, we expect to close this acquisition in midyear.

Finally, on the capital structure, with the cash consideration limited to 30% of the consideration, we remain committed to maintaining our investment-grade rating, and this will help do so.

Turning to Slide 4 (sic) [Slide 5], looking briefly at the company overview. There are 3 primary businesses within Pope Resources, the largest, obviously, is the Fee Timber business. This consists of 125,000 acres in Western Washington. As I mentioned earlier, the Douglas fir merchantable volume is 83%, which is a key element of this.

The fund business is a — consists of 3 private equity fund businesses that manage 141,000 acres in the Pacific Northwest and has — have assets under management of $545 million. This equates to 17,000 acres on a look-through basis, which represents the coinvestment of roughly 12% for Pope Resources. And currently, that is appraised at a value of $65 million or, when you factor in the fund debt, a value of $59 million.

And then finally, on the Real Estate side, there’s 5 development projects and a strong pipeline of conservation easement and rural land sales.

When you look on the lower right of the chart, you can see how this breaks down in terms of total enterprise value of $656 million. You can see the bulk of this value is in the Fee Timber side with 80%. When you back out the other assets, this equates to an implied average fee timberland value of $4,200 per acre, which, if you look at comparable sales, is very competitive relative to higher-quality transactions, higher-quality assets such as this.

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JANUARY 15, 2020 / 1:30PM GMT, Pope Resources, A Delaware Limited Partnership, Rayonier Inc. - M&A Call

Turning to Slide 5 (sic) [Slide 6]. This looks at a map of where the properties are located relative to our existing portfolio. As you can see from this map, there’s a very complementary fit with our existing assets. And we expect to realize operational efficiencies, leveraging expertise from both companies, as we go about managing these assets.

Turning on the next slide, to Slide 7. This looks at the acquisition, some of the attributes of the acquisition which we really view as significantly enhancing our portfolio. In the upper left, this looks at the sustained yield of both our existing assets and the new Pope lands, which, at 57 million board feet, increase our sustained yield by 32%.

On the upper right, this looks at the acres by age-class. And there’s really 2 subsets of this to focus on where we have a really nice fit. One is ages 20 to 24, and the other is 35-plus. And that really factors into that calculation of sustained yield.

On the lower left, you can see that we have a slight improvement in our overall productive operable acres. By adding Pope’s much higher 83%, we take our productive acres from 78% to 79%. And then in lower right, really importantly, the merchantable volume, by adding 83% of — for Pope’s lands, it brings Rayonier up to 68% Douglas fir.

So turning to Slide 8. This is a comparison that many of you will recognize from our IR deck. This looks at the sector in the Northwest on a per ton — EBITDA per ton basis, the rate of harvest and EBITDA per acre.

I think with a higher Douglas fir mix and lower logging costs due to meaningfully less cable logging and shorter average haul distances, you can see on this chart on the left that the Pope assets have delivered very strong EBITDA per ton as well as EBITDA per acre. And in the end, we really view these favorable assets as providing additional optionality going forward. And it’ll be a key to improving performance irrespective of how markets are at any one point in time.

Turning to Slide 9. We’ll take a quick overview of the fund business. There are 3 separate funds, as I mentioned earlier, with 141,000 acres under management. Total assets under management of $545 million. The Pope coinvestment, net of debt, is — appraised value of $65 million, net value after taking out the debt of $59 million. The annual — there are also annual management fees of roughly $4 million, and there’s an accrued carried interest incentive fee of $12 million in one of the funds.

Now let’s flip to Slide 10. We will look at the Real Estate business. The map on the left looks at the West Puget Sound area where Pope’s lands are located. There’s 5 projects stretching between Port Gamble in Gig Harbor. Probably the 2 key ones to focus on going forward will be the Kingston and Port Gamble projects. I’m very familiar with these assets and these projects as well as the real estate team. They’ve done a great job of adding value to these lands over time, and we see this as a very complementary fit with our existing Real Estate business.

So with that, I’d like to conclude our presentation. We hope the slide deck and the accompanying press release helps underscore why we’re so excited about this transaction. We think it’s a great fit with our acquisition criteria and underscores our commitment to making sound capital allocation decisions. We’re also excited to be the first timber REIT to employ the innovative UPREIT transaction structure, which we think holds great promise in the timberland space.

And with that, we’ll open it up for questions.

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

And just briefly, I’ve been asked to make everybody aware that apparently the EDGAR system is down, so the 8-K associated with this transaction has not been filed yet. But these materials are available on our website.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from John Babcock with Bank of America.

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JANUARY 15, 2020 / 1:30PM GMT, Pope Resources, A Delaware Limited Partnership, Rayonier Inc. - M&A Call

John Plimpton Babcock BofA Merrill Lynch, Research Division - Associate

I was just wondering if you can kind of review the capital structure pro forma for the deal. I see a little bit of it on Page 12. But just wonder — just was wondering if you can kind of walk through the details there.

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Yes. At a relatively high level, the equity consideration is going to be comprised of roughly 70% equity of Rayonier, either Rayonier common shares or OP units. And the balance of 30% will be comprised of cash consideration. So that works out to roughly 12 million shares or OP units being issued by Rayonier in connection with the transaction, roughly $164 million of cash consideration going to the LP. When you add the cash consideration, the LP plus the GP consideration plus the assumption of debt and transaction expenses, it’s going to lead to roughly $300 million of incremental debt that it will be taking on associated with this transaction.

So it will have a modest levering effect. But as we look at kind of the overall consideration, there is a meaningful equity component. So we really do feel as though the quality of these assets on — as well as the way we’re able to finance them using primarily equity consideration, it really sets us up nicely and we reserve some flexibility around the balance sheet.

I think another thing that’s important to note as it relates to this particular transaction, so I think that this really does give us the opportunity to look at portfolio rationalization opportunities and land sales. Adding this asset to our Pacific Northwest portfolio really does help us scale up there with some very high-quality and strong cash-flowing assets. And so we’ll be looking for opportunities to prune, and I think we’re pushing leverage a bit outside of our comfort zone. But we’ll be looking for opportunities to bring that down over the course of the next short while. Yes.

John Plimpton Babcock BofA Merrill Lynch, Research Division - Associate

And then also, can you review the pro forma organizational structure a little bit, too? So [just] regarding the MLP, but just kind of wanted to get a sense for what the overall structure would look like there, too.

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Yes. It’s being structured as an umbrella partnership real estate investment trust. And that’s probably not all that familiar in the paper and forest products world, but it’s a fairly common structure amongst property REITs.

And so essentially, all of the assets of Rayonier as well as Pope Resources’, following the closing of the transaction, will reside underneath Rayonier Operating Partnership. The Pope unitholders will have the option to take consideration either in Rayonier — the equity portion of consideration either in Rayonier common shares or in units of Rayonier Operating Partnership. And what that allows them to do is it’s an exchange of OP — essentially partnership units for partnership units, and that’ll allow them to defer capital gain recognition in that exchange.

Those units on a go-forward basis will essentially be pari passu with our common shares. They’ll pay the same dividend. And they will be convertible into Rayonier common shares or cash at Rayonier’s election upon a 60-day notice period. And so those shareholders will —those unitholders of Pope who elect OP units will have the opportunity for liquidity. But at that point, it will become a taxable event.

I think this is also an attractive structure because I think it will facilitate future acquisition opportunities and give us the opportunity to find tax-sensitive sellers — would be sellers of timberland and put the structure to work in similar-type transactions.

John Plimpton Babcock BofA Merrill Lynch, Research Division - Associate

And then I was wondering, I’m not 100% familiar with kind of Pope Resources, but could you talk about their exposure to the export markets as well?

David L. Nunes Rayonier Inc. - President, CEO & Director

Yes. I would say it’s somewhat comparable to our own. But recognize that with a higher proportion of Douglas fir, they have more optionality in terms of going into the Japan market, which is almost entirely Douglas fir. So with a much higher Douglas fir component, there’s more optionality. They, like we, have been sort of in a typical range in the low to mid-20s as a percent of volume going into the export market, but that’ll fluctuate. And certainly right now, the — with the China market being soft because of the trade war, you have a much higher proportion going into the domestic market.

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JANUARY 15, 2020 / 1:30PM GMT, Pope Resources, A Delaware Limited Partnership, Rayonier Inc. - M&A Call

And one of the things that we believe this will translate to, you kind of see that when you look at the map of the ownership, is there’s a lot of overlap of existing customer bases, and we see this really helping us to continue to solidify our position with a number of larger domestic mills in our operating area. So very complementary to — both on the export and domestic side.

John Plimpton Babcock BofA Merrill Lynch, Research Division - Associate

Okay. And then just one last question, and I apologize for kind of taking up your time here. But just when you mentioned the increase in adjusted EBITDA and CAD, is that essentially just largely the addition of the contribution from Pope Resources coupled with kind of the $5 million in reduced overhead? Or is there something I’m missing there?

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

No, that’s essentially it. And if you look at kind of that composition of EBITDA going forward, I’d say it’s relatively similar to what we have at Rayonier. This is a very complementary business just both in terms of their timberland portfolio as well as the real estate business that they operate. So I’d say on a go-forward basis, that mix of timberland versus real estate EBITDA is very similar to Rayonier in, call it, 2/3-1/3 type range timberland EBITDA and real estate EBITDA. And the CAD estimate that we’ve given, again, is assuming that the financing mix that we discussed, the 70% equity and 30% cash consideration.

Operator

Our next question comes from Collin Mings of Raymond James.

Collin Philip Mings Raymond James & Associates, Inc., Research Division - Analyst

Just again recognizing there will be more detail in the proxy, can you maybe just discuss a bit more about how this opportunity came together? Obviously, Pope had communicated it was pursuing a strategic transaction a few months ago, but just any additional detail you can provide there. And then also, just the key factors that you placed the most emphasis on when establishing the exchange ratio.

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Yes. I think I’ll take the first question. Candidly, I think it’s better left to Pope to discuss the process that they undertook. Suffice it to say, we — Tom Ringo’s quote in the press release did indicate that they ran a fairly robust process. So obviously, there were multiple parties involved in that. These are assets that Rayonier has coveted for a long time, and so we’re pleased to have been the winning bidder in that process.

I think that this transaction also has unique benefits for Pope Resources. Given its MLP structure, it was not easier lacking in complexity to structure a tax-efficient solution for their unitholders. And so I think while this transaction has — I think delivers a strong value for Pope unitholders, it also delivers tax efficiency that I think will be important to a number of them. Recall that this is primarily a retail-held stock. And so presumably, a number of those MLP unitholders will be tax sensitive. And I’m sorry, Collin, what was your second question?

Collin Philip Mings Raymond James & Associates, Inc., Research Division - Analyst

Just the key — when you looked to establish that exchange ratio, just what were the factors you placed the most emphasis on?

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Well, look, I mean, ultimately, it was a competitive process. And so I think, on one hand, you’re recognizing that we weren’t the only party in town, so to speak. But we were also being very mindful of the relative value equation. And I think that we’ve also tried to be very disciplined from a capital allocation standpoint in looking at acquisition opportunities relative to the implied discount rate in our own stock and trying to find those right arbitrage opportunities. And suffice it to say, I think that this really was a win-win solution for both parties given, I think, we were able to strike a fair relative value trade while delivering, I think, very full value in a tax-efficient structure for Pope unitholders.

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JANUARY 15, 2020 / 1:30PM GMT, Pope Resources, A Delaware Limited Partnership, Rayonier Inc. - M&A Call

David L. Nunes Rayonier Inc. - President, CEO & Director

And then, Collin, also, when you think about the implied value, the $4,200 per acre, it’s fairly competitive with other transactions that we’ve been involved, such as the Menasha transaction from a few years back as well as others. And I think the — some of the complexity of the MLP structure is part of that reason. But we feel very comfortable that we ended up with an implied value that’s very competitive, notwithstanding the fact that it was a competitive auction process.

Collin Philip Mings Raymond James & Associates, Inc., Research Division - Analyst

Got it. So it sounds like it was a combination given kind of what was provided in the slide deck here, kind of balancing, call it, relative NAV as well as still kind of achieving an ability to communicate a transaction that would be CAD accretive. Is that fair, kind of it was a mix of both asset value and cash flow that you kind of strike there when you’re looking at that kind of structure? Is that fair?

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Yes, absolutely. Again, these are very high-quality Pacific Northwest properties that generate a strong cash yield. And that’s a combination of all the factors that Dave talked about earlier on the call.

I think one thing that’s a very important factor as it relates to these properties is the topography of the Pope fee timberland is very favorable. They have primarily ground-based logging and so their cut-and-haul costs, their cost to market, is meaningfully lower than what you’d see in more average-quality Pacific Northwest timberlands. And so when you take the species mix that’s heavily weighted towards Douglas fir, you couple that with strong non-timber income opportunities and very favorable cut-and-haul, it really translates into pretty strong margins that can sustain, I’d say, more price volatility than areas where you’re dealing with a less favorable species mix and a higher cost to market.

Collin Philip Mings Raymond James & Associates, Inc., Research Division - Analyst

Okay. That’s helpful color there. A few more on my list here. Just I didn’t see anything in the press release about — will there be any changes to Board in conjunction with the merger?

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

No, there will not be.

Collin Philip Mings Raymond James & Associates, Inc., Research Division - Analyst

And then on the Real Estate front, can you quantify any of the expected capital spend on the Real Estate front over the next few years? I know Rayonier, particularly under the current leadership team, is kind of focused on being very selective about the amount of capital and the pace at which they wanted to deploy capital. So just curious, given there’s a real estate component here, if you can quantify any sort of incremental capital spend on the Real Estate front given some of the projects embedded in Pope.

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Yes. I don’t think we’re quite ready to do that yet, Collin, but I would say that we will maintain our philosophy of being very selective and judicious about what types of opportunities we pursue. Pope does have some very attractive, high-value development opportunities, some of — that are in various stages of planning and execution. And so we’re obviously going to take a very hard look at that as we get further under the hood, and we’ll let you know when there’s more to report on that.

Collin Philip Mings Raymond James & Associates, Inc., Research Division - Analyst

Okay. And then switching

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

I’d say the 2 properties that have the highest sort of capital need are still probably a few years away from that capital need, so we’ll have time to be able to sort of properly assess this and determine kind of how we want to move forward.

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JANUARY 15, 2020 / 1:30PM GMT, Pope Resources, A Delaware Limited Partnership, Rayonier Inc. - M&A Call

Collin Philip Mings Raymond James & Associates, Inc., Research Division - Analyst

Okay. And then switching to the fund business. Recognizing that’s not a huge component of the overall portfolio value here, but just can you maybe touch on will that restrict your ability to pursue any wholly-owned acquisitions in the Pacific Northwest? And then would this be something you would look to wind down over time? Or could this be a long-term platform for the company? Again, in the press or in the slide deck, it does reference a few million dollars of fees derived from that but not huge. So just curious how do think about that component of the platform you’re acquiring.

David L. Nunes Rayonier Inc. - President, CEO & Director

Thanks, Collin. Recognize that the exclusivity period in their fund life is during the period of the drawdown. Their most recent fund is essentially concluding that drawdown period as we speak. And so we don’t really see there being exclusivity at this point as it relates to acquisitions.

I think as it relates to sort of broader fit, I think really we’re in the process of thinking about that. We view this year as an opportunity to look at all options with respect to the fund business. It’s certainly been beneficial to Pope in terms of amassing more scale to drive down operating costs and access capital. We have a different capital structure and need, so there’s some fit and that — but there some fit that’s also a little different. So that something that we’ll be assessing as we go about 2020.

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Yes. And Collin, it’s probably worth highlighting here as well, the way that we thought about the presentation of adjusted EBITDA and CAD, we were really taking a look-through contribution from that fund business. Recognize that Pope Resources consolidates the fund business because even though they have a minority interest or coinvestment in those funds of, on average, 12%, they control the funds. And so they actually consolidate those funds into their financial statements.

What I said earlier, the 70-30 mix of timber contribution and land sales, that was really more focused on the Fee Timber component of it, the fund contribution will be incremental to that. So as we’ve talked about, the $38 million expected contribution over the next 5 years in — for Pope Resources in its entirety, we’ve really taken a look-through contribution from the fund.

The way that it would actually be reported would be consolidated, but we’ll certainly evaluate supplemental disclosures that will make that math easier for you all as well as our investors on a go-forward basis. But like Dave said, I mean, I think we’re going to take a look at this with a pretty open mind and kind of evaluate the full range of strategic options here.

Operator

Our next question comes from Ketan Mamtora with BMO Capital Markets.

Ketan Mamtora BMO Capital Markets Equity Research - Analyst

First question. Besides kind of synergies and whatever happens to log prices, are there any other factors that — which could shift cash flows as we look out sort of next 3 to 5 years? Are there any other things that we should be thinking about?

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

I mean, clearly, export markets are a big driver in the Pacific Northwest. And export markets have — of late have been impacted by the European spruce beetle situation. But look, I think all the same broad drivers of our Pacific Northwest business are clearly major drivers here as well.

What I would say we really like about these assets is, like we talked about earlier, given the species mix and the very favorable ground on which they sit, I think there is less cash flow volatility associated with price volatility than what we see in our portfolio. That can work to your advantage when prices are strong, and it can work to your disadvantage when prices are weak. But I’d say this property overall, if you look at kind of an historical earnings profile, we’ve seen kind of less volatility and cash yields because it has such strong operating margins.

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JANUARY 15, 2020 / 1:30PM GMT, Pope Resources, A Delaware Limited Partnership, Rayonier Inc. - M&A Call

David L. Nunes Rayonier Inc. - President, CEO & Director

I’d add a couple of other things to that, and a lot of this kind of boils down to optionality. And think about it across the different markets. On the export side, recognize that virtually all of Pope’s lands are tributary to export markets. And so that gives you more optionality to go either to domestic or the export markets.

And then another thing to think about is we saw a lot of manufacturing capacity come out of BC this last year, but that was somewhat clouded by inventory that took a while to get itself out of the pipeline. And we see the Northwest domestic mills as being a beneficiary of that, now that, that inventory volume has kind of worked its way through the system. And so we think a higher exposure into that Northwest domestic market will be something that will be beneficial. And again, it serves to offset some of the current weakness that we see in the China market. So you factor those in along with what Mark was saying with respect to operating costs, we just think this is a great add to our portfolio.

Ketan Mamtora BMO Capital Markets Equity Research - Analyst

Got it. That’s helpful color. And then just coming back to the Real Estate efforts. Again, appreciate the detail. I just want to come back. And I — as I understand, I think Gig Harbor is kind of largely done, but it seems like there are some other developments that you’ve only recently gotten high-speed [phase] service to Seattle. So just kind of talk about optionality there and how you guys are thinking about it.

David L. Nunes Rayonier Inc. - President, CEO & Director

Yes. So Seattle — and having kind of come from that market and lived in that part of the world, the market in Seattle has been very tensioned, and the market historically on the West side of Puget Sound has been much less so in part because of the ferry issue. And you can see that on the map that we’ve included in the slide deck. It has colors for auto ferries that also carry passengers. But these new passenger-only ferry routes — and there’s 3 of them in — that affect the West Puget Sound. And the one that probably has the biggest impact to Pope’s ownership is the boat that is going into Kingston, and that is operational now.

And a good indicator of that has been some of the demand on projects that had been — having a fairly modest absorption over a number of years dating back to when I was with the company. And those projects, following the opening up of that passenger-only ferry, the absorption picked up materially. And so now, all of a sudden, you’ve got much more access out of that Kingston port for people going into downtown Seattle to work. And the cost of living, cost of real estate is substantially lower. So we see that having a big benefit in the North Kitsap area where Pope still has a lot of land and a lot of optionality. So that’s probably an area that will be a lot of focus.

We see that as it relates to the Pope portfolio in 2 ways: one, on the — on some of the rural HBU properties; but also with respect to the Kingston and Port Gamble projects. The Kingston project is roughly 1 to 2 miles from that ferry terminal, so it’s very proximate and the timing is very favorable relative to that. And then Port Gamble property is still pretty close to that. It’s a very different — that will be a very different project. But those 2 projects have a lot of promise as you think about the impact that, that passenger-only boat has had in opening up markets.

And then secondly, on the Bremerton route, which is almost due west of Seattle, that’s a slightly longer route. But the opening up of that passenger-only boat has some — will have some effect on the rural HBU markets that we have in the properties that you can see there to the west of Bremerton.

Ketan Mamtora BMO Capital Markets Equity Research - Analyst

Got it. That’s very helpful color. And then just last question from my side. Is it possible at this point to just kind of remind us or just help us understand any potential liabilities around this Port Gamble cleanup, some sites where you have — where you had the [funnel]?

David L. Nunes Rayonier Inc. - President, CEO & Director

Yes. Good question. And certainly, in following the disclosures that Pope Resources has had over the years, they’re essentially complete. The most volatile piece of that from a predictability standpoint was the cleanup of the bay. That is now done. They have some remaining cleanup on the mill site that has yet to be completed. And I think for — by and large, they’re into a monitoring phase, and that’s all been very well disclosed if you go back and look at their historical Ks and Qs.

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JANUARY 15, 2020 / 1:30PM GMT, Pope Resources, A Delaware Limited Partnership, Rayonier Inc. - M&A Call

And so while it’s not completed, recognize there’ll be a very long monitoring phase. The bulk of the work, the bulk of the cost and the bulk of the risk is largely behind them. And that’s really been one of the things that’s held up the ultimate redevelopment of Port Gamble, and so we see those things going hand-in-hand. The recent transaction that was announced on the sale of land and — on the North Kitsap-Hansville Peninsula, to the Port Gamble S’Klallam Tribe was a part of this effort. And so we applaud the work that the team at Pope has done. It’s been a very arduous effort over — well over a decade and — but we think most of that’s behind them now.

Operator

Our next question comes from Chip Dillon with Vertical Research Partners.

Salvator Tiano Vertical Research Partners, LLC - VP

This is Salvator Tiano filling in for Chip. So my first question is on the EBITDA. You did mention and clarify on the slides of the $38 million is the annual 5-year EBITDA contribution. So I was wondering if you could help us understand a little bit how does this number actually look in the first year, say, 2021? And how do you expect it to be in 2024, 2025?

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

I’d say it’s — the expectation is that it’s relatively consistent in the sort of $35 million to $40 million annually.

Salvator Tiano Vertical Research Partners, LLC - VP

Okay. Perfect. And the other thing, you touched base on the fund business, which you said is consolidated. I think when you look at Pope’s EBITDA, it seems like a — on a consolidated basis due to accounting, obviously, it adds essentially almost nothing to the EBITDA. I’m wondering in — how should we think about the EBITDA contribution on that? Is it additive to that 5-year average of $38 million? And what is kind of the cash contribution, the cash inflows that are actually coming from this business?

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Well, the fund management fees, we’ve got some disclosure in the deck, are roughly $4 million annually. I think the — if you look at their historical disclosure, I think part of that is just because of the way that they disclose the fund. So they’re consolidating the funds. And so essentially, those revenues to Pope are expenses of the funds. And since they’re consolidating the funds, they eliminate in consolidation.

And so again, I think that we’re obviously going to look at how to disclose our business on a go-forward basis with supplemental disclosures to make it a bit easier to understand. So obviously, with consolidating a business that you only own an equity interest of 12% in, it can make those financial disclosure a bit murky. But again, just to be clear, is — the $38 million that we’ve disclosed and the expected 5-year contribution essentially is taking a proportionate contribution from the fund business plus the Fee Timber contribution plus the Real Estate contribution from the partnership assets.

Operator

Our next question comes from Steve Chercover with Davidson.

Steven Pierre Chercover D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

I know it’s a bit late, but knowing some of the history and given your statement that it’s a definitive merger agreement, is it safe to say that some of the concerns that the critics have had have been addressed and you expect commitment in favor of the vote of the deal?

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Yes. I’m not sure I understand the question, Steve. I mean, we certainly expect the deal to close. Can you expand on the question a bit?

Steven Pierre Chercover D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

Well, I guess without naming names, some of the more vociferous activists who have written letters, I assume that they’re on board?

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

I mean, I wouldn’t assume that. I mean, obviously, the — I think the 13(b) filer that you’re referring to is obviously not an insider in this transaction. So no, I wouldn’t assume that.

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JANUARY 15, 2020 / 1:30PM GMT, Pope Resources, A Delaware Limited Partnership, Rayonier Inc. - M&A Call

Steven Pierre Chercover D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

Okay. Well, I think it hit the threshold. And then with respect to the UPREIT structure, it’s been discussed for decades and this is the first time it’s actually been employed. You might have addressed it, but do you expect to employ it further? And could you use it to buy any of the outstanding investment units with the funds?

David L. Nunes Rayonier Inc. - President, CEO & Director

Yes, Steve, that’s a good question. I’ll break those into 2 pieces. We have long had a view that getting the UPREIT structure in place does indeed allow you to replicate that for other transactions. And that’s the beauty of it, is you can contribute other ownerships into that UPREIT structure. And so this is something that we look forward to trying to get out in front of prospective owners who wish to maintain that optionality of staying invested in timber, while at the same time not generating tax — capital gains tax liability in selling their lands. And so we think it’s a great tool for this asset where you’ve had a lot of very longstanding owners in timber. We suspect that this played a role in the selection of Rayonier as the acquirer as part of this process, was the fact that we had a very advantageous structure from a taxation standpoint. So yes, we do see this applying to other circumstances going forward.

As it relates to the funds, that’s really a function of the individual fund documents. Most funds are designed to present — prevent the manager from sort of buying those assets. And so — and that’s really to protect the investors in those funds. And so I would not assume necessarily that that’s an option. We would certainly entertain that. But I — for your perspective, I wouldn’t assume that that’s a natural byproduct as it relates to the fund assets.

Steven Pierre Chercover D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

Okay. Well again, it is interesting because people have been talking about it for 20 years. So congratulations.

And then looking at both our assessment of Rayonier’s share price vis-à-vis its NAV and some of Pope’s historical presentations, it seems like you’re using a reasonably fully valued currency to buy pretty fully valued portfolio. So is it accurate — as you work through the integration, do you expect this to be accretive to Rayonier’s NAV? I know you said it’s accretive to cash flow.

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

I mean, look, I think anything that we do from a capital allocation standpoint, the end goal is for it to be accretive to NAV. I mean NAV, on any given day, is obviously in the eye of the beholder. But we’ve always been very focused on being judicious around capital allocation and being very sensible about using our equity. And so I think that we certainly looked at this as a relative value trade. And I think that our stock has obviously done well here in the last couple of months, which certainly aided us in our willingness to strike a deal for these assets.

So I would — again, it’s — to say something is NAV accretive out of the gate, I mean, NAV is theoretically what you pay for it on day 1, but we’re looking for those opportunities to arbitrage NAV accretion opportunities over the long term. But I think it also necessitates taking a very long-term view because it’s very hard to make the case that out of the gate something is truly NAV accretive. That implies you’re buying something below market, and timberland is not an asset that generally trades below market.

David L. Nunes Rayonier Inc. - President, CEO & Director

Yes. And I would add to that, Steve. I think that you — recognize you had a competitive process here. And so by definition, you’re — as Mark said, you’re not going to get an asset below market. But we feel very comfortable in terms of where our stock price is as it relates to where this transaction ended up.

And keep in mind, I just keep going back and harping on the notion of optionality. And this is very nicely cash accretive, which is certainly important as a REIT. It gives us tremendous additional flexibility and optionality operationally. And we’re looking forward to basically taking our 2 teams, putting them together and looking for where we can manage these assets even more efficiently. So we think it just really sets us up, improves that portfolio. And to Mark’s point, we really didn’t do any harm from an NAV standpoint, but we’ve helped ourselves from a CAD standpoint.

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JANUARY 15, 2020 / 1:30PM GMT, Pope Resources, A Delaware Limited Partnership, Rayonier Inc. - M&A Call

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Yes.

Steven Pierre Chercover D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

And I — congratulations. I think you guys really are the natural owners, and so here comes the curveball because there’s a bit of a precedent here in the Pacific Northwest. If today was Halloween, Dave, are you going to be perceived to be wearing a Judas costume or a prodigal son costume?

David L. Nunes Rayonier Inc. - President, CEO & Director

Steve, that’s for you to write.

Operator

Our next question comes from Anthony Pettinari with Citi.

Anthony James Pettinari Citigroup Inc, Research Division - VP and Paper, Packaging & Forest Products Analyst

Just maybe a follow up to Steve’s question. You’re acquiring Pope for close to a 35% premium to where it’s recently traded and maybe 90% premium or nearly double from where it was trading for much of last year. I’m just wondering how you think about premium, how investors should think about it. And for folks less familiar with the asset, any factors that you think contributed to Pope being effectively undervalued for an extended period of time?

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Yes. No, that’s a great question, Anthony, and I’m glad we have the opportunity to answer it. Look, this is a challenging transaction to look at from a premium standpoint. Recognize that Pope Resources is the only timber MLP that’s in existence. And so there are a lot of institutional investors that simply won’t own MLPs because of the K-1 and the accounting associated with that. And to the extent that there are institutional investors that invest in MLPs, they invest in energy MLPs and not timber MLPs because there’s only one.

And so you have a company that from a structural standpoint is really — was really an orphan company with essentially a micro cap in the $300 million range and a primarily retail shareholder base with very limited institutional ownership. And so it’s a very thinly traded stock. Obviously, in the MLP structure, you got a family control position and a retail-traded equity without really an institutional following. And so it’s just — premium to market is simply not the right way to look at value as it relates to this transaction. And candidly, that’s why we try to be very transparent in our investor materials around kind of how we thought about the allocation of value within this asset.

And so if you look at what we think the allocation to the core portfolio — the core timberland portfolio was, we believe that we paid somewhere in the range of $4,200 an acre for that partnership timberland, which is very much in line with where high-quality Pacific Northwest transactions have traded. And so while the premium from a historical perspective of looking where the stock was 6 month ago or a year ago, it certainly looks very high. I think in this particular instance, it’s just not the right way to look at this.

David L. Nunes Rayonier Inc. - President, CEO & Director

Yes. And Anthony, I can add to that with the years that I spent at Pope and trying to address this. Recognize this is a very, very illiquid equity. And as such, it does not trade nearly as efficiently as other assets. And if you go back and look at the history of the MLP space, at one point in time, you had roughly half a dozen timber MLPs. And for the same reason that Pope finds itself essentially converting, the access to institutional capital is really — was really the key when this got started back in 1999 when Plum Creek was the first to convert. And it’s that access to that institutional capital that helped the MLPs who converted ultimately achieve more rational valuations.

And so being the remaining timber MLP, Pope found itself — while very tax efficient for the retail unitholder, you are essentially shut out of the entire institutional market. And you look at our — our ownership is nearly 90% institutional and so you just don’t have that benefit as an MLP. And so you’re largely left with retail holders. And many of those retail holders have been happy owning this equity and so it’s

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JANUARY 15, 2020 / 1:30PM GMT, Pope Resources, A Delaware Limited Partnership, Rayonier Inc. - M&A Call

resulted in a very, very limited float. And so all of those things have contributed to a valuation that, frankly, isn’t very rational. And so --and Pope knew that. And so I think that as Mark said, it’s — looking at the premium is not really the right way to think about it because it was never really trading at market for really its entire existence.

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

And obviously, once the Pope Resources Board and special committee of the Board decided that they were going to go down this path, this asset was going to trade at market. Timberland — sophisticated timberland buyers certainly knew what these extraordinarily high-quality Pacific Northwest timberlands were worth. And so the premium to market is really largely irrelevant in the context of this deal.

Anthony James Pettinari Citigroup Inc, Research Division - VP and Paper, Packaging & Forest Products Analyst

Okay. That’s very helpful. And maybe just one quick follow-up. Mark, I think you made a comment about this, opening up potentially portfolio rationalization opportunities. Was that a comment on Rayonier’s legacy Pacific Northwest business or Pope’s business or lands elsewhere? Just any color you could give on that.

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Yes. I mean, I think as it relates to Pope’s business versus our own, I think that those rationalization opportunities would more likely come from the Rayonier portfolio, legacy portfolio, but not necessarily in the Northwest. I mean, I think that building up scale in the Northwest, I think, gives us some real operational efficiencies, then we can afford to pare back in the Northwest.

But again, I think that — look, we’re also very mindful where leverage is. We’re very committed to maintaining the investment-grade credit rating. And this is going to push leverage towards the higher end of the targets that we’ve generally expressed a comfort level with. And so we’re going to look to manage that carefully. But I think we have a lot of levers at our disposal to do that. I think with this portfolio as part of the Rayonier organization, I think that, that enhances those opportunities. It certainly doesn’t diminish them.

Operator

Our last question comes from Mark Weintraub with Seaport Global Securities.

Mark Adam Weintraub Seaport Global Securities LLC, Research Division - MD & Senior Research Analyst

Wanted to just revisit the EBITDA progression and make sure I understand the various moving pieces. So the consolidated funds EBITDA on that Slide 5 for the 12 months ending Q2 2019 that’s listed at $12.3 million, if we were using the look-through methodology that you are using for the 5-year, it sounds like that would be a fair bit lower. Roughly, what would that number be using the look-through methodology?

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Well, I mean, it would be roughly 12% of that. And not exactly because they don’t actually disclose the individual contributions from the different funds. And recognize that Pope’s ownership in each fund is different. It’s roughly 20% in one fund, 5% in another and 15% in another. So in any given period of time, it’s going to depend where the contribution to the consolidated EBITDA is coming from in terms of where the pro rata EBITDA would be for the fund business. But suffice it to say that, on average, it’s going to be in that 12% range.

So certainly much lower than what’s represented here. But again, that’s why we called that out. We wanted to highlight that this is the historical disclosure, looking at kind of that EBITDA contribution on a trailing basis. But as we think about the EBITDA contribution going forward, at least from an economic standpoint, again, we may have to account for it is consolidated just under GAAP. But as we think about the economic contribution, we’re really looking at that on a pro rata basis.

Mark Adam Weintraub Seaport Global Securities LLC, Research Division - MD & Senior Research Analyst

Got it. So let’s say it’s $4 million, just big, rough number instead of the $12 million. And so that would be $8 million less than $34.9 million or roughly $35 million. So we — our starting point would instead be about $27 million.

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JANUARY 15, 2020 / 1:30PM GMT, Pope Resources, A Delaware Limited Partnership, Rayonier Inc. - M&A Call

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Well — let me just say, [not to interrupt you], Mark, recognize as well that, that also includes their corporate expenses, the $34.9 million. So we’re obviously going to have some pretty significant rationalization opportunities. And in addition to corporate expenses, they’ve obviously incurred quite a bit of transaction expenses in the LTM period around this deal. And so recognize that, that $35 million, I believe, includes roughly $9 million of corporate extensors, which is a rather elevated level from a historical standpoint just because of the transaction expenses associated with this deal.

Mark Adam Weintraub Seaport Global Securities LLC, Research Division - MD & Senior Research Analyst

Okay. That’s very helpful. Actually, it wasn’t very clear when I read it. But that — so the $34.9 million does include the $9 million of corporate expenses, but the

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

The pie chart doesn’t. You obviously can’t show a negative number in a pie chart, yes. So the pie chart doesn’t reflect the $9 million, but the $34.9 million does. And so, again, if you were just kind of looking at what would be the anticipated contribution from the partnership timberland, that’s the $24 million. There’s roughly another $7 million from real estate. And obviously, we think a good chunk, if not the vast majority, of that corporate overhead is going to go away, and that’s really where our synergies opportunity is associated with this. And so that’s really where you start to build up to a number that’s more in line with the disclosure that we have for the 5-year look-forward.

Mark Adam Weintraub Seaport Global Securities LLC, Research Division - MD & Senior Research Analyst

Okay. Because I was just using the $5 million synergy number you had used. And then there — and even recognizing that, clearly, there are some expectation that the real estate, if we’re going to get to 30%, that’s going to increase some. But it did seem like, if you do the math just using the $5 million of synergy. There is a nice step-up in the funds timber performance as well. And so I was just curious whether that was going to be volume or pricing driven.

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

Well, recognize as well that the funds business has generally been a growing business. And so that business has been acquisitive over a period of years. And so any look-back is not necessarily going to include the current state of play in that funds business because they have made acquisitions.

Mark Adam Weintraub Seaport Global Securities LLC, Research Division - MD & Senior Research Analyst

Right. I’m sorry, I meant the partnership timber was — it would — if you do the math, I mean, there does seem to be a step-up in — well, let me just ask you the question. So are you assuming just $24 million to $25 million in EBITDA on average order of magnitude in that $38 million 5-year look from the partnership timber ownership? Or…

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

I’d say order of magnitude, we’re not assuming that it’s going to be dramatically different than that on sort of a near-term basis, on either the partnership or the fund’s lands.

Operator

And at this time, we have no further questions on the phone line.

Mark D. McHugh Rayonier Inc. - Senior VP & CFO

All right. Well, thank you, everybody, for joining the call. Sorry for the early start time for the folks on the West Coast. But if anybody has any follow-up questions, please feel free to reach out to me. Thank you.

Operator

That concludes today’s conference. Thank you for participating. You may disconnect at this time.

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JANUARY 15, 2020 / 1:30PM GMT, Pope Resources, A Delaware Limited Partnership, Rayonier Inc. - M&A Call

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Cautionary Statement Regarding Forward-Looking Information

In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Rayonier Inc. (“Rayonier”) and Pope Resources, a Delaware Limited Partnership (“Pope”) operate and beliefs of and assumptions made by Rayonier’s management and Pope’s management, involve uncertainties that could significantly affect the financial or operating results of Rayonier, Pope or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the proposed transaction involving Rayonier and Pope, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to (i) benefits of the proposed transaction to stockholders, employees and other constituents of the combined company, (ii) synergies and other cost savings as a result of completion of the proposed transaction, (iii) the expected timetable for completing the proposed transaction or integration of the two companies, (iv) general conditions in the geographic areas where Rayonier or Pope operate, (v) creating value for stockholders, (vi) changes in timber prices, (vii) changes in sales or contribution volume of developed properties and (viii) the availability of capital are each forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The following important factors, among others, could cause actual results or events to differ materially from those expressed in forward-looking statements that may have been made in this document: risks associated with achieving expected synergies and other costs savings; risks associated with the ability to complete the proposed transaction and the timing of the closing of the proposed transaction; the ability to successfully integration our operations and employees following the closing of the proposed transaction; the cyclical and competitive nature of the industries in which we operate; fluctuations in demand for, or supply of, our forest products and real estate offerings; entry of new competitors into our markets; changes in global economic conditions and world events; fluctuations in demand for our products in Asia, and especially China; various lawsuits relating to matters arising out of our previously announced internal review and restatement of our consolidated financial statements; the uncertainties of potential impacts of climate-related initiatives; the cost and availability of third party logging and trucking services; the geographic concentration of a significant portion of our timberland; our ability to identify, finance and complete timberland acquisitions; changes in environmental laws and regulations regarding timber harvesting, delineation of wetlands, and endangered species, that may restrict or adversely impact our ability to conduct our business, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires, which can adversely affect our timberlands and the production, distribution and availability of our products; interest rate and currency movements; our capacity to incur additional debt; changes in tariffs, taxes or treaties relating to the import and export of our products or those of our competitors; changes in key management and personnel; our ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust and changes in tax laws that could adversely affect beneficial tax treatment; the cyclical nature of the real estate business generally; a delayed or weak recovery in the housing market; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, especially in Florida, which also may be affected by changes in law, policy and political factors beyond our control; unexpected delays in the entry into or closing of real estate transactions; changes in environmental laws and regulations that may restrict or adversely impact our ability to sell or develop properties; the timing of construction and availability of public infrastructure; and the availability of financing for real estate development and mortgage loans; the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against Rayonier or Pope; the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction; those additional risks and factors discussed in reports filed with the SEC by Rayonier and Pope from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, each of Rayonier and Pope disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

Important Additional Information and Where to Find It

In connection with the proposed merger, Rayonier and its subsidiary, Rayonier Operating Company LLC (“ROC”), will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Rayonier common stock and units representing partnership interests in ROC to be issued in connection with the merger. The registration statement will include a proxy statement/prospectus which will be sent to the stockholders of Pope seeking their approval of the merger-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RAYONIER, POPE AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Rayonier at its website, www.rayonier.com, or from Pope at its website, www.poperesources.com. Documents filed with the SEC by Rayonier will be available free of charge by accessing Rayonier’s website at www.rayonier.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Rayonier at 1 Rayonier Way, Wildlight, FL 32097, and documents filed with the SEC by Pope will be available free of charge by accessing Pope’s website at www.poperesources.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Pope at 19950 Seventh Avenue NE, Suite 200, Poulsbo, WA 98370.

PARTICIPANTS IN THE SOLICITATION

Rayonier and Pope and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pope in respect of the proposed transaction under the rules of the SEC. Information about Pope’s directors and executive officers is available in Pope’s Annual Report on Form 10-K and certain of its Current Reports on Form 8-K. Information about Rayonier’s directors and executive officers is available in Rayonier’s proxy statement dated April 1, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Rayonier or Pope using the sources indicated above.

NO OFFER OR SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.